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Filed by AXA
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Company: AXA Financial Inc.
Commission File No.: 333-50438
Wednesday, January 3, 2001


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AXA (ticker:  AXA, exchange:  New York Stock Exchange) News Release -
Wednesday, January 3, 2001.

AXA COMPLETES ACQUISITION OF MINORITY INTERESTS IN AXA FINANCIAL.

      PARIS - FRANCE -- AXA (NYSE:AXA) announced today that, following the expiration of the subsequent offering period of its joint exchange offer with its wholly owned subsidiary AXA Merger Corp. for all the publicly held shares of common stock of AXA Financial, Inc. (NYSE:AXF), AXA Merger Corp. was merged with and into AXA Financial, Inc., resulting in AXA Financial, Inc. becoming a wholly owned subsidiary of AXA. As a result of the merger, which became effective at 5:00 p.m., New York City time, on Tuesday, January 2, 2001, each publicly held share of AXA Financial common stock was converted into the right to receive
0.295 of an AXA ADS and $35.75 in cash without interest, subject to the exercise of appraisal rights under Delaware law. The AXA Financial common stock ceased to be traded on the New York Stock Exchange as of the close of business on Tuesday, January 2, 2001.

      The subsequent offering period for the exchange offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, December 29, 2000. A total of approximately 4,313,356 shares of AXA Financial common stock were validly tendered and accepted for payment during the subsequent offering period. After giving effect to the acquisition of the shares of AXA Financial common stock tendered in the exchange offer, including shares tendered in the subsequent offering period, and prior to the merger, AXA and its subsidiaries owned approximately 92.4% of the issued and outstanding shares of AXA Financial common stock.

      AXA issued 25,804,667 ordinary shares in connection with the exchange offer and the merger.

      AXA Financial stockholders who hold their stock certificates will receive notice in the mail regarding the process to surrender their shares for the merger consideration or exercise their appraisal rights. AXA Financial stockholders whose shares are held through banks

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or brokers will receive information about their holdings from those institutions.

      The AXA group is one of the world's largest international insurance and related financial services companies. AXA's operations are diverse geographically, with activities in approximately 60 countries, principally Western Europe, North America and the Asia/Pacific area. In the United States, AXA is represented through its holdings in AXA Financial, Inc. and its subsidiaries: Equitable Life Assurance Society, AXA Advisors, Equitable Distributors and Alliance Capital Management.

      Investors and security holders are strongly advised to read both the prospectus and the solicitation/recommendation statement regarding the offer and merger referred to in this press release, including any amendments or supplements to such documents, because they contain important information. The prospectus constitutes part of a registration statement on Form F-4 which has been filed by AXA with the Securities and Exchange Commission (SEC). The solicitation/recommendation statement has been filed by AXA Financial, Inc.
with the SEC. You may obtain a free copy of these documents at the SEC's website at www.sec.gov. The prospectus and related materials may be obtained for free by directing such requests to AXA or Georgeson Shareholder Communications Inc. (call toll free (866) 678-2293). The solicitation/recommendation statement and such other documents may be obtained by directing such requests to AXA Financial, Inc. or Georgeson Shareholder Communications, Inc. (at the number mentioned above).

      A prospectus has been registered with the COB, including the annual report and note 00-2079. It may be obtained for free by directing such request to the AXA headquarters in Paris (call: 33.1.40.75.46.83).

      This press release is also available on the AXA Group website:
www.axa.com

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CONTACT:

INVESTOR RELATIONS

Gregory Wilcox:         1-212-314-4040
Anne-Karin Durante:     33-1-40-75-57-91
Caroline Portel:        1-212-314-6182
Marie-Flore Bachelier:  33-1-40-75-49-45
Rebecca Antoniou:       33-1-40-75-49-05

MEDIA RELATIONS

Christophe Dufraux:     33-1-40-75-46-74
Emmanuelle Isnard:      33-1-40-75-47-22